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                                                                     EXHIBIT 3.7



                                  AMENDMENT TO
                         AMENDED AND RESTATED BYLAWS OF
                        ALTERNATIVE LIVING SERVICES, INC.

                      ADOPTED BY UNANIMOUS WRITTEN CONSENT
                            OF THE BOARD OF DIRECTORS
                              DATED AUGUST 3, 1998



         The second sentence of Section 3.15 of the Corporation's Restated Bylaws is hereby amended and restated in its entirety as follows:

         "The members of the Executive Committee shall be the Corporation's Chairman, Vice Chairman and Chief Executive Officer (provided, however, that if none of such persons is a Sterling Director, the Board shall replace one of such persons with a Sterling Director), and each such person shall serve as a member of such committee for so long as he holds such office."